GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

04024780

Our Ref: GCSS-EL/0914/04/LTR

30 April 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop ~~3-7~~ 3-2
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

RECEIVED
MAY -5 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 21 April 2004 (*Notice of Books Closure*);
- 27 April 2004 (*Intended Takeover Offer by KIN Holdings Limited for all the Ordinary Shares of Kingsgate International Corporation Limited*); and
- 29 April 2004 (*Resolutions approved at the Forty-First Annual General Meeting and Extraordinary General Meeting of the Company held on 29 April 2004*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

5/5

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg